

February 27, 2023

Kelvin Ang
Chief Executive Officer
FBS Global Limited
74 Tagore Lane
#02-00 Sindo Industrial Estate
Singapore 787498

> **Re: FBS Global Limited**
> **Amendment No. 1 Registration Statement on Form F-1**
> **Filed February 17, 2023**
> **File No. 333-269469**

Dear Kelvin Ang:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 15, 2023 letter.

Amendment No 1 to Registration Statement on Form F-1 filed February 17, 2023

Risk Factors, page 14

1. We note that Section 166(2) of your amended and restated articles of association provides that shareholders waive any claim they may have against any director on account of any action taken by the director or the failure of the director to take any action in the performance of his duties, subject to certain exceptions. Please add a risk factor disclosing this provision and discussing the related risks, including that this provision may discourage claims and limit shareholders' ability to bring claims. Please also disclose whether the provision applies to federal securities claims under the Securities Exchange Act of 1934 or Securities Act of 1933.

<u>Exhibits</u>

2.   Please ensure each exhibit is in the proper text-searchable format. See Rules 301 and 304 of Regulation S-T. For example, we note that Exhibit 3.2 is not in text-searchable format.

<u>General</u>

3.   We note your response to prior comment 2. Please relocate Part II of your registration statement to the end of your document.

You may contact Mindy Hooker at 202-551-3732 or Kevin Woody at 202-551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Thomas Jones at 202-551-3602 or Geoff Kruczek at 202-551-3641 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: David L. Ficksman, Esq.